December 2, 2013

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Media General, Inc.
Item 4.01 Form 8-K
Filed November 13, 2013
File No. 001-06383

Dear Mr. Spirgel:

This letter sets forth our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter to us dated November 15, 2013, with respect to the above-referenced filing. For your convenience, we have restated those comments below, and followed each comment with our response.

Form 8-K

Item 4.01

1.

We note that the dismissal of PricewaterhouseCoopers LLP will not be effective until after the completion of its procedures relating to Young’s financial statements as of and for the three and nine months ended September 30, 2013. In your amended Item 4.01 Form 8-K please state whether during the registrant’s past two fiscal years and through the effective date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) Regulation S-3.

U.S. Securities and Exchange Commission
Larry Spirgel

When PricewaterhouseCoopers LLP has completed its procedures relating to Young’s financial statements as of and for the three and nine months ended September 2013, we will amend Item 4.01 of our Current Report on Form 8-K originally filed on November 13, 2013 to disclose the effective date of its dismissal and indicate whether during the past two fiscal years and through the effective date of dismissal there were any disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of any disagreement(s) and/or reportable event(s), we will provide the specific disclosures required by paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16.1 letter from the former accountant stating whether the accountant agrees with the statemetns made in the revised Form 8-K.

We will include as an exhibit to the amended Form 8-K filing an updated letter from PricewaterhouseCoopers LLP stating whether it agrees with the statements made in the amended Form 8-K.

We also acknowledge that:

●	Media General, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Media General, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments, please feel free to contact Andrew Carrington, Esq. at 804-887-5252

Sincerely,

/s/ Timothy J. Mulvaney
Timothy J. Mulvaney
Chief Accounting Officer and Controller

U.S. Securities and Exchange Commission
Larry Spirgel

cc:	Robert S. Littlepage Joe Cascarano, Staff Accountant Andrew Carrington, Esq. Philip Richter, Esq.